Filed pursuant to Rule 433
Registration No. 333-141071
May 23, 2008

Issuer:	Wachovia Corporation

Security:	Senior Global Medium-Term Notes, Series G

Trade Date:	May 23, 2008

Settlement Date:	May 29, 2008

Maturity Date:	May 1, 2013

Principal Amount:	$3,050,000,000; $200,000,000 of which is initially offered on the date hereof.

Interest Rate:	5.50%

Yield:	5.468%

Price to Public:

100.130%

The price to the public does not include accrued interest. Interest on the notes accrues from April 25, 2008. Accrued interest from April 25, 2008 to, but not including May 29, 2008, must be paid to the Issuer.

Accrued Interest:	$1,038,888.89

Gross Proceeds to Issuer:	$201,298,888.89

Gross Spread:	0.35%

Gross Spread ($):	$700,000

Proceeds to Issuer:	$200,598,888.89

Next Interest Payment Date:	November 1, 2008

Interest Payment Dates:	May 1 / November 1

Day Count Basis:	30 / 360

CUSIP/ ISIN:	92976WBJ4 / US92976WBJ45

Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$194,000,000

Co-Managers:	Guzman & Company	$3,000,000

	M.R. Beal & Company	$3,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.